Mail Stop 3561

May 8, 2008

Mr. Larry Hannappel
  Senior Vice President and Principal Financial Officer
CENTURY CASINOS, INC.
1263 Lake Plaza Drive, Suite A
Colorado Springs, Colorado 80906

> **Re: Century Casinos, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 0-22900**

Dear Mr. Hannappel:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief